UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Employee Retirement Savings Plan

(Full title of the plan)

NextEra Energy, Inc.

(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard

Juno Beach, Florida 33408

(Address of principal executive office)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans

 Administrative Committee

NextEra Energy, Inc. Employee Retirement Savings Plan

Juno Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Employee Retirement Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of NextEra Energy, Inc. Employee Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe LLP

We have served as the Plan’s auditor since 2007.

Oak Brook, Illinois

June 18, 2024

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2023 AND 2022

	December 31, 2023
	Participant-	Nonparticipant-
	Directed	Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$363,163,353	$9,781,368	$372,944,721
Collective trust funds	2,255,847,026	—	2,255,847,026
Preferred stock	653,585	—	653,585
Common stock other than NextEra Energy, Inc. common stock	460,419,197	—	460,419,197
NextEra Energy, Inc. common stock	395,831,605	1,294,173,610	1,690,005,215

Total investments, at fair value	3,475,914,766	1,303,954,978	4,779,869,744
Investments, at contract value (see Note 7)	175,564,283	—	175,564,283

Total investments	3,651,479,049	1,303,954,978	4,955,434,027

Receivables
Participant loans	70,903,605	—	70,903,605
Pending trades due from brokers	235,498	2,144,567	2,380,065
Employer contributions	—	3,183,714	3,183,714
Other receivables	617,000	42,357	659,357

Total receivables	71,756,103	5,370,638	77,126,741

Total assets	3,723,235,152	1,309,325,616	5,032,560,768

LIABILITIES
Other payables	1,788,779	778,681	2,567,460

Total liabilities	1,788,779	778,681	2,567,460

NET ASSETS AVAILABLE FOR BENEFITS	$3,721,446,373	$1,308,546,935	$5,029,993,308

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2023 AND 2022

	December 31, 2022
	Participant-	Nonparticipant-
	Directed	Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$344,826,711	$15,229,762	$360,056,473
Collective trust funds	1,846,623,398	—	1,846,623,398
Preferred stock	978,894	—	978,894
Common stock other than NextEra Energy, Inc. common stock	413,192,778	—	413,192,778
NextEra Energy, Inc. common stock	604,716,530	1,889,263,993	2,493,980,523

Total investments, at fair value	3,210,338,311	1,904,493,755	5,114,832,066
Investments, at contract value (see Note 7)	252,202,853	—	252,202,853

Total investments	3,462,541,164	1,904,493,755	5,367,034,919

Receivables
Participant loans	68,303,528	—	68,303,528
Pending trades due from brokers	5,829,161	13,878	5,843,039
Employer contributions	—	2,823,954	2,823,954
Other receivables	856,940	245,684	1,102,624

Total receivables	74,989,629	3,083,516	78,073,145
Non-interest bearing cash	211,426	—	211,426

Total assets	3,537,742,219	1,907,577,271	5,445,319,490

LIABILITIES
Pending trades due to brokers	6,259,148	—	6,259,148
Other payables	1,366,825	49,213	1,416,038

Total liabilities	7,625,973	49,213	7,675,186

NET ASSETS AVAILABLE FOR BENEFITS	$3,530,116,246	$1,907,528,058	$5,437,644,304

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2023

	Participant-	Nonparticipant-
	Directed	Directed	Total
ADDITIONS/(DEDUCTIONS) TO/(FROM) NET ASSETS ATTRIBUTED TO:
Net appreciation/(depreciation) in fair value of investments	$338,058,204	$(504,399,819)	$(166,341,615)
Interest income	15,028,968	—	15,028,968
Dividend income	22,800,921	41,224,584	64,025,505

Net investment income/(loss)	375,888,093	(463,175,235)	(87,287,142)
Contributions
Participant	199,873,206	—	199,873,206
Employer - NextEra Energy, Inc. common stock	—	77,922,196	77,922,196
Rollovers	26,437,641	—	26,437,641

Total contributions	226,310,847	77,922,196	304,233,043
Transfer from/to nonparticipant-directed investments	45,820,320	2,926,031	48,746,351

Total net additions/(deductions)	648,019,260	(382,327,008)	265,692,252

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants and beneficiaries	452,310,451	170,439,775	622,750,226
Management and administrative expenses	3,912,311	394,020	4,306,331
Transfer from/to participant-directed investments	2,926,031	45,820,320	48,746,351

Total deductions	459,148,793	216,654,115	675,802,908

NET INCREASE/(DECREASE)	$188,870,467	$(598,981,123)	$(410,110,656)

INTERPLAN TRANSFER (see Note 1)	2,459,660	—	2,459,660
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2022	$3,530,116,246	$1,907,528,058	$5,437,644,304

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2023	$3,721,446,373	$1,308,546,935	$5,029,993,308

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

1. Description of the Plan

The following description of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description (SPD) (as updated periodically through Summaries of Material Modifications) for a more complete description of the Plan and up-to-date information regarding participating subsidiaries, vesting, employer contribution and employee contribution schedules.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan includes a cash or deferred arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to defer federal income taxes on their contributions (Pretax Contributions) until such contributions are distributed from the Plan.

Most employees of NextEra Energy, Inc. (the Company/Employer) and its subsidiaries are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or its subsidiaries or at any later date.

The Plan contains employee stock ownership plan (ESOP) provisions. The ESOP component is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii), which is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of the Company (Company Stock).

The Plan has a dividend payout program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock or distribution of dividends in cash.

Trustee

Fidelity Management Trust Company (Trustee) administers the NextEra Energy, Inc. Employee Retirement Savings Plan Trust (Trust) established to hold the assets and liabilities of the Plan.

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA. The Employee Benefits Advisory Committee (EBAC) acts on behalf of the Company as the Plan Sponsor, as defined by ERISA. The Employee Benefit Plans Administrative Committee (as appointed by EBAC) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by EBAC) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets. Fidelity Workplace Services LLC (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pretax and/or Roth after-tax contributions by eligible employees up to the limit under Code Section 402(g), in whole percentages of up to 50% of their eligible earnings, as defined by the Plan (50% Limit). In addition, eligible employees age 50 or older who contributed the maximum annual amount allowable under the pretax and/or Roth after-tax options in the Plan have the option of contributing an additional pretax catch-up contribution or Roth catch-up contribution in accordance with Code Section 414(v). The Plan also allows for traditional after-tax contributions up to the 50% Limit. Participants may also make rollover contributions which represent distributions from other qualified plans or individual retirement accounts.

Eligible employees are automatically enrolled in Pretax Contributions unless such employees revoke or modify their Pretax Contribution election within 60 days of their date of hire or rehire. The Plan also has an automatic increase feature whereby eligible employees’ deemed Pretax Contributions are increased by 1% each year up to a maximum of 10% unless the eligible employee revokes or otherwise modifies their Pretax Contribution election.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Participants can change their investment elections daily and invest in any combination of different investment options offered under the Plan subject to the Plan’s limitations on investments in Company Stock and Fidelity’s excessive trading policy.

Employer Contributions

The Company provides matching contributions through the ESOP in the form of Company Stock. Participants should refer to the SPD for the employer contribution schedules.

Forfeitures

Forfeitures of nonvested employer matching contributions due to termination of employment are used to restore amounts previously forfeited. Any remaining forfeitures are applied to Plan administrative expenses or to reduce the amount of future employer matching contributions to the Plan. Forfeitures applied to administrative fees in 2023 totaled $735,066 and forfeitures used to reduce employer matching contributions in 2023 totaled $2,926,031. The balance of the forfeiture account was $298,746 and $178,330, respectively at December 31, 2023 and 2022.

Vesting

Participants are immediately 100% vested in employee contributions. Participants should refer to the SPD for the vesting schedules for Employer matching contributions. Upon death, total and permanent disability, or certain other circumstances an employee may become 100% vested. In addition, in certain circumstances, such as acquisitions or divestitures, the Plan may recognize previous service for vesting purposes.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by any outstanding loans), whichever is less. The vested portion of a Participant’s account will be pledged as security for the loan. In general, participants may not have more than two loans outstanding from the Plan at any time. Participant loans have a fixed annual interest rate based on the prime rate. Loans outstanding at December 31, 2023 carry an interest rate of 3.25% to 8.50% and the majority mature between 2024 and 2028. Participants should refer to the SPD for a description of eligible participant loans.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant’s contributions to the Plan following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan. Additionally, Plan participants pay a fee of $55 per year to cover some of the administrative expenses of the Plan. All other expenses are paid directly by the Plan through forfeitures, if any. Any fees paid directly by the Company are not included in the financial statements of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

Plan Merger

On March 21, 2023, the Company acquired EPP Service Company, LLC and certain affiliated renewable energy projects (EPP). EPP was previously a participating employer in a multiple employer defined contribution plan, and as such all of the EPP acquired employees accounts and outstanding loan balances were merged with and into the Plan resulting in an interplan transfer of $2,459,660 in 2023.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reported at fair value, except for the fully benefit-responsive investment contracts, which are reported at contract value. Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being unadjusted quoted prices in active markets for identical assets or liabilities.

In some cases, a valuation approach used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan recognizes transfers into and out of fair value hierarchy levels at the beginning of the period.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held by the Plan.

Registered investment companies (mutual funds), Company Stock, preferred stock and common stock: Investments in shares of registered investment companies are valued at quoted market prices in active markets (Level 1 inputs), which represent the net asset value of such shares at year-end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of such shares held at year-end (Level 1 inputs). Company Stock and other publicly traded common stock are valued at their quoted market price in active markets (Level 1 inputs). Certain common stock and preferred stock are valued using significant unobservable inputs (Level 3 inputs).

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset value per unit share reported by the fund manager as of the financial statement dates and on recent transaction prices (Level 2 inputs). Each collective trust fund provides for daily redemptions reported at net asset value per unit share, with no advance notice requirement.

The following is a description of the valuation methods and assumptions used by the Plan to report the contract value of the fully benefit-responsive synthetic guaranteed investment contracts held by the Plan.

Investment contracts (wrapper contracts): The Managed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) (see Note 7) with various insurance companies and financial institutions in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates. The crediting interest rate resets monthly and is based on an agreed upon formula with the issuers but cannot be less than zero. The key factors that influence future rates could include the following: the level of market interest rates, the difference between the fully benefit-responsive investment contracts’ book and market values, the amount and timing of Participant contributions, transfers and withdrawals into/out of the fully benefit-responsive investment contracts, and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

The Managed Income Fund is comprised of synthetic guaranteed investment contracts, each of which is valued at contract value. Each synthetic guaranteed investment contract consists of a wrapper contract and the underlying investments of the wrapper contract are primarily debt securities. The underlying investments in the Managed Income Fund include U.S. Treasury notes, asset-backed and mortgage-backed securities, corporate bonds and government agency notes. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the contract value of the  Managed  Income  Fund.  There  are  no  reserves

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A contract issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the contract issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Investment Income Recognition

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participants’ accounts are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits distributed to Participants are recorded when paid.

Participant Loans

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, and the loans are collateralized by the Participants’ account balances in the Plan. In general, repayments of principal and interest are received through payroll deductions or direct payment to the Trustee.

3. Risks and Uncertainties

Investments

The Plan, in general, is exposed to various risks, many of which are beyond the control of the Plan Sponsor. Some such risks include risks around investment securities such as interest rate, credit, liquidity, global events and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities may occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

4. Nonparticipant-Directed Investments

The “Nonparticipant-Directed” net assets of the Plan and changes therein represent Employer contributions into the ESOP component of the Plan. Participants have the option to reinvest nonparticipant-directed investments daily among any of the other investment options available under the Plan.

5. Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. Dividend income earned by the Plan includes dividends on Company Stock. In accordance with the Plan and the Company’s Dividend Reinvestment and Direct Stock Purchase Plan in which the Trustee participates, participants may elect to reinvest dividends in Company Stock or receive dividends in cash. During 2023, dividends on shares of Company Stock held in Participants’ accounts totaled $54,008,747.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

During 2023, employer contributions of Company Stock credited to Participant’s accounts totaled $77,922,196 which equated to 1,132,622 shares. Realized losses on shares of Company Stock sold by Participants during 2023 totaled $161,831,755. At December 31, 2023 and 2022, the number of shares of Company Stock held in Participants’ accounts totaled 27,823,596 and 29,832,303, respectively, with a fair value of $1,690,005,215 and $2,493,980,523, respectively.

Certain fees were paid by the Plan to the managers of the investments held in the Plan and certain Plan investments are managed by an affiliate of the Trustee or investment advisors of the Plan. These transactions qualify as party in interest transactions. The Plan also pays for various administrative expenses to service providers which constitute party-in-interest transactions. Additionally, the Plan reimburses the Company for a portion of the direct costs incurred in the administration of the Plan which are considered party-in-interest transactions. Participant loans held by the Plan of $70,903,605 and $68,303,528 at December 31, 2023 and December 31, 2022, respectively, are also considered party-in-interest transactions.

6. Investments

The Plan’s financial assets and other fair value measurements made on a recurring basis by fair value hierarchy level are as follows:

	December 31, 2023
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Registered investment companies	$363,163,353	$—	$—	$363,163,353
Collective trust funds	—	2,255,847,026	—	2,255,847,026
Preferred stock	—	—	653,585	653,585
Common stock other than NextEra Energy, Inc. common stock	460,193,940	—	225,257	460,419,197
NextEra Energy, Inc. common stock	395,831,605	—	—	395,831,605

Total participant-directed investments	1,219,188,898	2,255,847,026	878,842	3,475,914,766
Nonparticipant-directed investments:
Registered investment companies	9,781,368	—	—	9,781,368
NextEra Energy, Inc. common stock	1,294,173,610	—	—	1,294,173,610

Total nonparticipant-directed investments	1,303,954,978	—	—	1,303,954,978
Total investments in the fair value hierarchy	2,523,143,876	2,255,847,026	878,842	4,779,869,744

Investments at contract value				175,564,283

Total investments				$4,955,434,027

	December 31, 2022
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Participant-directed investments:
Registered investment companies	$344,826,711	$—	$—	$344,826,711
Collective trust funds	—	1,846,623,398	—	1,846,623,398
Preferred stock	—	—	978,894	978,894
Common stock other than NextEra Energy, Inc. common stock	412,980,476	—	212,302	413,192,778
NextEra Energy, Inc. common stock	604,716,530	—	—	604,716,530

Total participant-directed investments	1,362,523,717	1,846,623,398	1,191,196	3,210,338,311
Nonparticipant-directed investments:
Registered investment companies	15,229,762	—	—	15,229,762
NextEra Energy, Inc. common stock	1,889,263,993	—	—	1,889,263,993

Total nonparticipant-directed investments	1,904,493,755	—	—	1,904,493,755
Total investments in the fair value hierarchy	3,267,017,472	1,846,623,398	1,191,196	5,114,832,066

Investments at contract value				252,202,853

Total investments				$5,367,034,919

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

7. Managed Income Fund

The contract value of fully benefit-responsive investment contracts was $175,564,283 and $252,202,853, respectively, at December 31, 2023 and 2022. The contract value of the fully benefit-responsive investment contracts includes cash of $651,281 and $1,760,102, respectively, at December 31, 2023 and 2022. Pending trades due from brokers related to fully benefit-responsive investment contracts were $0 and $5,587,452, respectively, at December 31, 2023 and 2022. Pending trades due to brokers related to fully benefit-responsive investment contracts were $0 and $6,259,148, respectively at December 31, 2023 and 2022. The contract value of fully benefit-responsive investment contracts excludes short term investments in registered investment companies that are not covered by the wrapper contracts. These investments are reported at fair value in the amount of $3,580,286 and $3,395,197, respectively, at December 31, 2023 and 2022.

8. Contingencies

In September 2023, a participant in the Plan, purportedly on behalf of the Plan and all persons who were participants in or beneficiaries of the Plan, at any time between September 25, 2016 and September 25, 2023, filed a putative ERISA class action lawsuit in the U.S. District Court for the Southern District of Florida against the Company. The complaint alleges that the Company violated its fiduciary duties under the Plan by permitting a third-party administrative recordkeeper to charge allegedly excessive fees for the services provided and allegedly by allowing a large volume of plan assets to be invested in Company Stock. The plaintiff seeks declaratory, equitable and monetary relief on behalf of the Plan and Plan participants. The Company and the plaintiff have agreed to a specified stay of the action to permit the plaintiff to exhaust the administrative remedies available to the participant under the Plan.

9. Income Taxes

On June 17, 2015, the Internal Revenue Service (IRS) made a favorable determination that the Plan meets the requirements of Section 401(a) of the Code. The Plan has been amended since receiving the favorable determination letter and due to expiry of the determination letter program, no new letter is expected. The Company and the plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan continues to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. Participants are given the option to receive dividend distributions on Company Stock in cash; all vested dividends earned by Participants are deductible by the Company.

Employer matching contributions to the Plan on a Participant’s behalf, the Participant’s Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Employer matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn. Participant’s Roth after-tax contributions and the earnings thereon generally are not taxable to the Participant if made as a qualified distribution. Earnings on traditional after-tax contributions are not taxable to the Participant until distributed or withdrawn. A loan from a Participant’s account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

Accounting principles generally accepted in the United States of America require plan administrators to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine regulatory audits. An IRS audit was completed November 14, 2023 for the 2019 plan year. The plan administrator believes it is no longer subject to tax audits for periods prior to 2020.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Cash and Cash Equivalents:
	USD (US Dollars)	651,281	**	$651,281

	Total Cash and Cash Equivalents		—	$651,281

	Common Stock:
	ADOBE INC	10,078	**	$6,012,535
	ADVANCED MICRO DEVICES INC	23,080	**	3,402,223
	AFFIRM HOLDINGS INC	21,286	**	1,045,994
	ALPHABET INC CL A	233,337	**	32,594,846
	AMAZON.COM INC	219,879	**	33,408,415
	AMPHENOL CORPORATION CL A	77,176	**	7,650,457
	APPLE INC	170,847	**	32,893,173
	ATLASSIAN CORP PLC CLS A	22,647	**	5,386,815
	AURORA INNOVATION INC	198,071	**	865,570
	BECTON DICKINSON & CO	21,197	**	5,168,464
	THE BOOKING HOLDINGS INC	1,999	**	7,090,893
	CIGNA GROUP	41,073	**	12,299,310
	CADENCE DESIGN SYSTEMS INC	15,692	**	4,274,030
	CHIPOTLE MEXICAN GRILL INC	1,783	**	4,077,650
	COUPANG INC A	144,871	**	2,345,461
	DANAHER CORP	5,400	**	1,249,236
	DOLLAR GENERAL CORP	19,198	**	2,609,968
	DYNATRACE INC	64,956	**	3,552,444
	META PLATFORMS INC CL A	54,378	**	19,247,637
	FAIR ISAAC CORP	3,074	**	3,578,167
	FISERV INC	102,473	**	13,612,513
	GLOBAL PAYMENTS INC	42,885	**	5,446,395
	HOWMET AEROSPACE INC	29,700	**	1,607,364
	HUMANA INC	6,420	**	2,939,140
	INGERSOLL RAND INC	81,514	**	6,304,293
	INTUIT INC	28,981	**	18,113,994
	INTUITIVE SURGICAL INC	29,862	**	10,074,244
	LEGEND BIOTECH CORP SPON ADR	31,003	**	1,865,451
	ELI LILLY & CO	16,346	**	9,528,410
	MASTERCARD INC CL A	32,933	**	14,046,254
	MICROSOFT CORP	161,019	**	60,549,585
	MONGODB INC CL A	3,031	**	1,239,224
	MONSTER BEVERAGE CORP	78,735	**	4,535,923
	NETFLIX INC	11,464	**	5,581,592
	NVIDIA CORP	48,915	**	24,223,686
	PAYLOCITY HOLDING CORP	20,661	**	3,405,966
	PELOTON INTERACTIVE INC CL A	150,475	**	916,393
	PENUMBRA INC	6,145	**	1,545,713
	RIVIAN AUTOMOTIVE INC	86,649	**	2,032,786
	ROSS STORES INC	49,890	**	6,904,277
	SALESFORCE INC	13,983	**	3,679,487
	SCHLUMBERGER LTD	65,360	**	3,401,334
	SCHWAB CHARLES CORP	22,300	**	1,534,240
	SERVICENOW INC	11,938	**	8,434,078
	SNAP INC - A	123,548	**	2,091,668
	STRYKER CORP	31,300	**	9,373,098
	T-MOBILE US INC	26,804	**	4,297,485
	TRADEWEB MARKETS INC A	29,150	**	2,649,152
	UNITEDHEALTH GROUP INC	34,314	**	18,065,292
	VERTEX PHARMACEUTICALS INC	5,183	**	2,108,911
	VISA INC CL A	44,653	**	11,625,409
	ASML HLDG NV (NY REG SHS) NEW YORK REGISTERED SHAR	8,373	**	6,337,691
	SPOTIFY TECHNOLOGY SA	17,932	**	3,369,602
	STRIPE INC CLASS B PP	9,148	**	224,949
	MAGIC LEAP INC A P/P	719	**	309
	GCI LIBERTY INC CL A ESCROWE LINE	88,380	**	1
*	NEXTERA ENERGY, INC. (PARTICIPANT-DIRECTED)	6,516,819	**	395,831,605
*	NEXTERA ENERGY, INC. (NONPARTICIPANT-DIRECTED)	21,306,777	$414,952,470	1,294,173,610

	Total Common Stock		$414,952,470	$2,150,424,412

	Preferred Stock:
	NURO INC/CA SER C PC PP	47,663	**	$259,763
	SILA NANOTECHNOLOGIES INC SER F 0% PC PP	9,212	**	186,820
	RAPPI INC SER E PFD PERP PP	9,111	**	207,002

	Total Preferred Stock		—	$653,585

	Collective Trust Funds:
*	BLACKROCK RUSSELL 2000 INDEX FUND M	1,169,196	**	$34,162,959
*	BTC ACWI EX US IMI M	2,384,903	**	41,219,954
*	BTC EQUITY INDEX J	13,437,263	**	305,071,549

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	BTC RUSSELL 3000 M	4,954,686	**	138,392,308
*	BTC US DEBT INDEX M	3,755,689	**	44,492,891
*	COHEN & STEERS US REALTY SHARES B	2,422,954	**	48,459,088
*	EARNEST SMID CP CORE	18,262	**	288,908
*	LS CORE PL FXINC D	2,961,596	**	48,214,776
*	PIMCO DIVERSIFIED REAL ASSET TRUST	810,593	**	14,606,879
*	VANGUARD TARGET RETIREMENT 2020 TRUST PLUS	474,735	**	32,467,160
*	VANGUARD TARGET RETIREMENT 2025 TRUST PLUS	3,792,408	**	281,889,687
*	VANGUARD TARGET RETIREMENT 2030 TRUST PLUS	1,668,077	**	133,229,283
*	VANGUARD TARGET RETIREMENT 2035 TRUST PLUS	4,471,429	**	383,425,079
*	VANGUARD TARGET RETIREMENT 2040 TRUST PLUS	942,996	**	85,605,183
*	VANGUARD TARGET RETIREMENT 2045 TRUST PLUS	3,122,116	**	293,572,595
*	VANGUARD TARGET RETIREMENT 2050 TRUST PLUS	709,918	**	67,328,609
*	VANGUARD TARGET RETIREMENT 2055 TRUST PLUS	1,220,488	**	115,580,188
*	VANGUARD TARGET RETIREMENT 2060 TRUST PLUS	495,309	**	28,252,416
*	VANGUARD TARGET RETIREMENT 2065 TRUST PLUS	526,151	**	18,536,293
*	VANGUARD TARGET RETIREMENT 2070 TRUST PLUS	70,317	**	1,501,266
*	VANGUARD TARGET RETIREMENT INCOME TRUST PLUS	1,477,966	**	77,681,876
*	BLACKROCK RUSSELL 2000 ALPHA TILTS FUND F	2,926,640	**	57,803,783
*	SSBK GOVERNMENT STIF FUND (US LARGE CAP GROWTH FUND)	3,934,008	**	3,934,008
*	SSBK STIF FUND (SMALL MID CAP GROWTH FUND)	130,288	**	130,288

	Total Collective Trust Funds		—	$2,255,847,026

	Registered Investment Companies:
*	AF EUROPAC GROWTH R6	1,369,952	**	$74,936,389
*	EATON VANCE FLOATING-RATE & HIGH INCOME FUND R6	2,599,940	**	21,631,502
*	JPM EQUITY INCOME R6 FUND	4,950,821	**	113,769,869
*	VANGUARD VMMR-FED MONEY MARKET	148,844,336	**	148,844,336
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. PARTICIPANT-DIRECTED)	400,971	**	400,971
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. NONPARTICIPANT-DIRECTED)	9,781,368	$9,781,368	9,781,368
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (MANAGED INCOME FUND)	3,580,286	**	3,580,286

	Total Registered Investment Companies		$9,781,368	$372,944,721

	U.S. Treasury Notes:
	UST NOTES 1.25% 12/31/2026	1,164,100	**	$1,074,598
	UST NOTES 2.5% 03/31/2027	14,841,100	**	14,279,061
	UST NOTES 3.5% 01/31/2028	3,027,600	**	3,024,165
	UST NOTES 3.5% 04/30/2028	4,693,900	**	4,648,542
	UST NOTES 3.625% 03/31/2028	3,125,100	**	3,119,985
	UST NOTES 3.625% 05/31/2028	1,832,500	**	1,818,941
	UST NOTES 3.875% 11/30/2027	4,951,000	**	4,957,331
	UST NOTES 3.875% 12/31/2027	1,663,800	**	1,661,639
	UST NOTES 4% 02/15/2026	5,046,200	**	5,099,379
	UST NOTES 4% 02/29/2028	4,940,400	**	5,023,388
	UST NOTES 4% 06/30/2028	2,972,700	**	2,987,077
	UST NOTES 4% 12/15/2025	3,231,800	**	3,220,509
	UST NOTES 4.125% 06/15/2026	2,016,700	**	2,020,091
	UST NOTES 4.125% 07/31/2028	4,812,600	**	4,945,306
	UST NOTES 4.125% 09/30/2027	12,085,500	**	12,288,653
	UST NOTES 4.125% 10/31/2027	1,425,800	**	1,444,891
	UST NOTES 4.5% 11/15/2025	1,657,400	**	1,672,598
	UST NOTES 4.625% 03/15/2026	4,500,000	**	4,600,775
	UST NOTES 4.625% 06/30/2025	5,373,100	**	5,386,586
	UST NOTES 4.875% 10/31/2028	5,456,600	**	5,740,814
	UST NOTES 5% 08/31/2025	3,781,800	**	3,880,559

	Total U.S. Treasury Notes		—	$92,894,888

	Government Agency Notes:
	CA ST 2.40% 10/1/2025	440,000	**	$425,406
	NYC TFA (PIT) 2.85% 2/1/2024	155,000	**	156,513

	Total Government Agency Notes		—	$581,919

	Mortgage Backed Securities:
	BENCHMARK MORTGAGE TRUST 2018-B7 A2 4.377% 05/15/2053	271,780	**	$268,175
	BENCHMARK MTG TR 2018-B2 A2 3.6623% 02/15/2051	110,022	**	106,220
	BENCHMARK MTG TR 2018-B8 A2 4.149% 01/15/2052	104,992	**	103,182
	BX 2021-BXMF TSFR1M+75.041 10/15/2026 144A	280,601	**	276,133
	BX COMMERCIAL MORTGAGE TRUST 2021-PAC TSFR1M+80.358 21 10/15/2036 144A	325,000	**	319,119
	BX COMMERCIAL MORTGAGE TRUST 22-LP2 A TSFR1M+96.27 02/15/2039 144A	332,128	**	327,090
	BX TR 2021-ACNT TSFR1M+96.448 11/15/2026 144A	317,000	**	313,475
	CITIGROUP COML MTG TR 2014-GC23 A3 3.356% 07/10/2047	279,154	**	276,475
	CITIGROUP COML MTG TR 2016-GC36 AAB 3.368% 02/10/2049	115,333	**	112,991
	COMM 2015-CCRE23 MORTGAGE TRUST 3.257% 05/10/2048	56,710	**	56,046

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	COMM 2015-CR22 ASB MTG TR 3.144% 03/10/2048	45,735	**	45,373
	CSAIL 2015-C2 COML MTG TR 3.2241% 06/15/2057	52,517	**	51,809
	CSAIL 2017-CX9 A2 3.0538% 09/15/2050	9,639	**	9,635
	CSAIL 2019-C15 COML MTG TR 3.4505% 03/15/2052	295,111	**	291,714
	ELP COMMERCIAL MORTGAGE TRUST 2021-ELP TSFR1M+81.548 1 11/15/2036 144A	443,484	**	436,427
	FANNIE MAE 2017-74 PA 3.5% 11/25/2045	225,375	**	217,475
	FEDERAL HOME LN MTG MLT CTF GT 2019-4872 AB 4% 08/15/2047	173,218	**	169,834
	FEDERAL HOME LN MTG MLT CTF GT 3% 07/25/2039	249,275	**	233,540
	FEDERAL HOME LN MTG MLT CTF GT 3.0% 05/15/2045	125,830	**	119,027
	FEDERAL HOME LN MTG MLT CTF GT 4% 07/15/2047	174,769	**	171,696
	FEDERAL HOME LN MTG MLT CTF GT 4135 AB 1.75% 06/15/2042	17,740	**	16,203
	FEDERAL HOME LN MTG MLT CTF GT 4847 CA 3.5% 11/15/2045	105,114	**	102,835
	FEDERAL HOME LN MTG MLT CTF GT 5.0% 02/15/2040	44,181	**	44,632
	FEDERAL HOME LN MTGE CORP 4765 QA 3% 02/15/2046	269,779	**	255,252
	FEDERAL NAT MTG ASN GTD REM 2011-26 PA 4.5% 04/25/2041	75,723	**	75,260
	FEDERAL NAT MTG ASN GTD REM 2017-97 P 3% 01/25/2047	260,130	**	241,042
	FEDERAL NAT MTG ASN GTD REM PA 1.85% 05/25/2033	171,308	**	155,964
	FEDERAL NAT MTG ASN GTD REM PA 2% 06/25/2035	426,335	**	396,520
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 05/25/2045	310,478	**	288,982
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 10/25/2039	178,531	**	163,475
	FEDERAL NAT MTG ASN GTD REM PA 2012-149 DA 1.75% 01/25/2043	20,921	**	19,203
	FEDERAL NAT MTG ASN GTD REM PA 2015-28 JE 3.0% 05/25/2045	247,088	**	235,255
	FEDERAL NAT MTG ASN GTD REM PA 2017-11 HA 3.5% 12/25/2045	238,269	**	228,881
	FEDERAL NAT MTG ASN GTD REM PA 2018-3 LP 3% 02/25/2047	398,328	**	370,308
	FEDERAL NAT MTG ASN GTD REM PA 2019-14 DA 4% 03/25/2048	114,815	**	112,129
	FEDERAL NAT MTG ASN GTD REM PA 2019-38 AB 3% 07/25/2039	320,269	**	298,512
	FEDERAL NAT MTG ASN GTD REM PA 3% 03/25/2048	551,807	**	520,558
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 04/25/2044	75,536	**	71,915
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 06/25/2043	146,405	**	138,458
	FEDERAL NAT MTG ASN GTD REM PA 3.5% 02/25/2046	150,755	**	146,946
	FEDERAL NAT MTG ASN GTD REM PA 4% 11/25/2048	136,308	**	131,278
	FEDERAL NATL MTG AS GTD RE PTT 2016-105 PA 3.5% 04/25/2045	119,169	**	115,175
	FEDERAL NATL MTG AS GTD RE PTT 2018-11 LA 3.5% 07/25/2045	155,718	**	150,621
	FHLG 7.50% 7/34 #G02115	20,995	**	22,033
	FHLG 15YR 2.5% 01/01/2028#SB0799	70,614	**	68,233
	FHLG 15YR 2.5% 12/01/2031#SB0093	315,620	**	298,137
	FHLG 15YR 3% 02/01/2034#SB0179	314,610	**	301,870
	FHLG 15YR 3% 03/01/2033#SB0181	567,333	**	545,068
	FHLG 15YR 3% 05/01/2033#G16550	224,974	**	216,104
	FHLG 15YR 3.5% 04/01/2034#SB0378	266,199	**	259,213
	FHLG 20YR 3% 11/01/2033#G30872	202,475	**	193,217
	FHLG 20YR 3.5% 06/01/2032#C91456	161,426	**	157,297
	FHLG 20YR 3.5% 07/01/2032#G31067	85,143	**	82,966
	FHLG 25YR 5.50% 7/35 #G05815	11,014	**	11,340
	FHLG 5.50% 3/34 #G01665	17,096	**	17,615
	FHLG 5.50% 5/34 #Z40042	125,877	**	129,432
	FHR 4683 EA 2.5% 05/47	277,361	**	261,320
	FNMA 6.50% 7/32 #545762	2,716	**	2,831
	FNMA 6.50% 7/35 #745092	2,997	**	3,137
	FNMA 6.50% 12/32 #735415	2,730	**	2,846
	FNMA 15YR 2% 02/01/2028#FS3865	76,211	**	72,954
	FNMA 15YR 2.5% 01/01/2028#FS3867	78,195	**	75,514
	FNMA 15YR 2.5% 01/01/2029#	127,594	**	122,541
	FNMA 15YR 2.5% 10/01/2031#AS8010	138,291	**	130,748
	FNMA 15YR 3% 02/01/2033#BM5108	724,363	**	695,935
	FNMA 15YR 3% 12/01/2032#BM5109	705,331	**	677,961
	FNMA 15YR 3.5% 02/01/2033#FM9794	96,679	**	94,444
	FNMA 15YR 3.5% 02/01/2035#FM0065	328,722	**	319,889
	FNMA 15YR 3.5% 09/01/2029#AL5878	59,454	**	58,378
	FNMA 15YR 3.5% 09/01/2034#FM1577	244,316	**	237,751
	FNMA 15YR 3.5% 09/01/2034#FM1578	114,083	**	110,981
	FNMA 15YR 3.5% 10/01/2034#FM1579	67,761	**	65,898
	FNMA 15YR 3.5% 11/01/2030#AL7688	53,143	**	52,100
	FNMA 15YR 3.5% 12/01/2028#AV1907	4,950	**	4,862
	FNMA 15YR 4% 02/01/2034#FM3001	375,970	**	374,104
	FNMA 15YR 4% 03/01/2034#FM2867	842,587	**	838,930
	FNMA 15YR 4.5% 11/01/2025#AL8242	3,816	**	3,803
	FNMA 20YR 2.5% 01/01/2033#AL2974	59,036	**	55,217
	FNMA 20YR 2.5% 01/01/2033#AL2975	70,458	**	65,901
	FNMA 20YR 2.5% 01/01/2033#AL2976	39,037	**	36,512
	FNMA 20YR 2.5% 01/01/2033#AL2982	47,106	**	44,059
	FNMA 20YR 3% 07/01/2036#MA2672	691,721	**	656,964
	FNMA 20YR 3% 12/01/2040#FM4710	427,143	**	401,809
	FNMA 20YR 3% 12/01/2040#FM4711	525,930	**	494,244
	FNMA 20YR 3.00% 11/32 #MA1237	581,322	**	554,110

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	FNMA 20YR 4% 04/01/2038#MA3337	259,588	**	253,824
	FNMA 20YR 4.5% 03/01/2039#FM1774	36,563	**	36,579
	FNMA 20YR 4.5% 06/01/2039#FM1045	18,312	**	18,320
	FNMA 20YR 4.5% 08/01/2039#FM1353	50,885	**	50,907
	FNMA 30YR 4.5% 09/01/2049#FM1534	315,577	**	313,544
	FNMA 5.50% 11/34 #310105	89,799	**	92,244
	FNMA 6.50% 12/35 #AD0723	15,206	**	15,884
	FNMA 6.50% 7/32 #545759	4,721	**	4,922
	FNMA 6.50% 8/36 #888034	3,375	**	3,522
	FNMA 6.50% 8/36 #888544	13,233	**	13,823
	FNMA 6.50% 8/36 #AE0746	11,240	**	11,733
	FNMA GTD MTG PASS THRU CTF 3.5% 10/25/2044	185,222	**	180,454
	FNR 2013-16 GP 3% 1/1/33	43,341	**	42,119
	FNR 2015-42 LE 3.0% 06/25/45	177,043	**	168,753
	FNR 2015-49 LE 3% 07/45	142,163	**	135,316
	FNR 2015-54 GA 2.5% 07/25/2045	111,166	**	105,805
	FNR 2016-100 P 3.5% 11/44	199,650	**	191,918
	FNR 2016-19 AH 3% 04/46	147,554	**	140,094
	FNR 2016-26 CG 3% 05/46	388,665	**	368,386
	FNR 2016-27 HK 3% 01/25/2041	216,180	**	204,827
	FNR 2016-27 KG 3% 01/40	99,124	**	93,970
	FNR 2016-34 GH 3% 06/46	362,692	**	344,789
	FNR 2016-37 BK 3% 06/25/46	414,245	**	393,841
	FNR 2017-20 AP 3.5% 03/25/2045	278,068	**	267,998
	FNR 2018-16 NB 3.25% 12/25/2044	30,945	**	30,304
	FREDDIE MAC 4656 PA 3.5% 10/15/2045	170,611	**	163,543
	FREDDIE MAC REMICS 2018-4766 MA 3.5% 02/15/2046	262,661	**	253,667
	FREDDIE MAC REMICS 3% 10/25/2048	265,208	**	246,916
	GNII II 4% 04/20/2047#MA4383	163,190	**	159,152
	GS MTG SECS TR 2014-GC26 AAB 3.365% 11/10/2047	48,990	**	48,655
	GS MTG SECS TR 2015-GC28 AAB 3.206% 02/10/2048	51,189	**	50,666
	GS MTG SECS TR 2015-GC32 AAB 3.513% 07/10/2048	60,110	**	59,258
*	JPMBB COML MTG SECS TR 2014-C22 3.8012% 09/15/2047	253,000	**	249,352
*	JPMCC COML MTG SECS TR 2016-JP4 A2 2.984% 12/15/2049	30,458	**	29,429
	LIFE FINANCIAL SERVICES TRUST 2022 TSFR1M+129.52405/15/2039 144A	459,000	**	450,115
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2014-C16 ASB 3.477% 06/15/2047	5,960	**	5,961
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2015-C21 ASB 3.15% 03/15/2048	16,528	**	16,295
	MORGAN STANLEY CAP I TR 2019-MEAD 3.17% 11/10/2036 144A	374,000	**	345,766
	MSBAM 2014-C17 ASB 3.477% 8/47	14,012	**	13,983
	MSBAM 2015-C22 ASB 3.04% 04/15/48	29,936	**	29,509
	MSBAM 2016-C28 3.272% 01/15/49	135,491	**	129,872
	OPG TR 2021-PORT TSFR1M+59.848 8 10/15/2036 144A	480,598	**	470,800
	SREIT TR 2021-MFP TSFR1M+84.528 08 11/15/2038 144A	284,188	**	280,299
	WELLS FARGO COML MTG TR 15-C27 ASB 3.278% 02/15/2048	72,529	**	71,592
	WFCM 2016-C34 A2 2.603% 06/49	68,906	**	69,309
	WFRBS COML MTG TR 2014-C22 ASB 3.464% 09/15/2057	73,068	**	72,597
	WFRBS COML MTG TR 2014-C23 ASB 3.636% 10/15/2057	25,907	**	25,734

	Total Mortgage Backed Securities		—	$23,729,454

	Asset Backed Securities:
	AMERICAN EXPRESS CR ACC MST TR 3.39% 05/15/2027	800,000	**	$784,885
	AMERICAN EXPRESS CR ACC MST TR 3.75% 08/15/2027	660,000	**	649,930
	AMERICAN EXPRESS CR ACC MST TR 4.87% 05/15/2028	281,000	**	283,755
	AMERICAN EXPRESS CR ACC MST TR 4.95% 10/15/2027	408,000	**	410,285
	AMERICAN EXPRESS CR ACC MST TR 5.23% 09/15/2028	544,000	**	554,271
	BA CR CARD TR 3.53% 11/15/2027	747,000	**	733,538
	BA CR CARD TR 4.79% 05/15/2028	203,000	**	204,203
	BA CR CARD TR 4.98% 11/15/2028	246,000	**	249,549
	BA CR CARD TR 5% 04/15/2028	460,000	**	463,819
	BMW VECHILE OWNER TRUST 2023-A 5.47% 02/25/2028	73,000	**	73,838
	CAPITAL ONE MULTI-ASST EXEC TR 2.8% 03/15/2027	1,329,000	**	1,296,997
	CAPITAL ONE MULTI-ASST EXEC TR 3.49% 05/15/2027	800,000	**	786,289
	CAPITAL ONE MULTI-ASST EXEC TR 4.95% 10/15/2027	583,000	**	585,964
	CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2023-2 5.82% 06/15/2028	422,000	**	433,277
	CARMAX AUTO OWNER TR 2023-2 5.05% 01/18/2028	544,000	**	546,053
	CARMAX AUTO OWNER TR 2023-4 6% 07/17/2028	82,000	**	84,532
	CARMX 2023-3 A3 5.28% 05/15/2028	340,000	**	344,515
	CHASE ISSUANCE TR 3.97% 09/15/2027	619,000	**	611,829
	CHASE ISSUANCE TR 5.08% 09/15/2030	576,000	**	590,610
	CHASE ISSUANCE TR 5.16% 09/15/2028	635,000	**	646,528
	CITIBANK CR CARD ISSUANCE TR 5.23% 12/08/2027	189,000	**	190,999
	DELL EQUIP FIN TR 2023-2 5.65% 01/22/2029 144A	160,000	**	162,149
	DELL EQUIPMENT FINANCE TRUST 2023-3 5.93% 04/23/2029 144A	215,000	**	219,320
	DISCOVER CARD EXECUTION NT TR 3.32% 05/15/2027/2027	670,000	**	656,788
	DISCOVER CARD EXECUTION NT TR 3.56% 07/15/202715/2027	622,000	**	610,783

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	DISCOVER CARD EXECUTION NT TR 5.03% 10/15/2027	574,000	**	577,624
	DLLAA 2023-1A 5.64% 02/22/2028 144A	39,000	**	39,698
	FORD CR AUTO OWNER TR 2019-1 A 3.52% 07/15/2030 144A	550,000	**	550,372
	FORD CR FLOORPLN MAST OWN TR A 4.92% 05/15/2028 144A	344,000	**	345,579
	FORD CREDIT AUTO LEASE TRUST 2023-B 5.91% 10/15/2026	449,000	**	455,362
	FORD CREDIT AUTO OWNER TRUST 2023-B 5.23% 05/15/2028	308,000	**	311,453
	GM FINANCIAL AUTOMOBILE LEASING TRUST 23-2 5.05% 07/20/2026	342,000	**	342,533
	GM FINANCIAL LEASING TRUST 2023-3 5.38% 11/20/2026	40,000	**	40,339
	GM FINANCIAL SECURITIZED TERM AUTO RECEIVABLES TR2023-4 5.78% 08/16/2028	348,000	**	357,761
	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2023-24.47% 02/16/2028	141,000	**	140,374
	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2023-35.45% 06/16/2028	83,000	**	84,467
	GMF FLOORPLAN OWNER REVOLVING TR 5.34% 06/15/2028 144A	455,000	**	461,769
	HAROT 2023-4 5.67% 06/21/2028	302,000	**	308,877
	HYUNDAI AUTO LEASE SECURITIZATION TRUST 2023-C 5.8% 12/15/2026 144A	376,000	**	381,578
	HYUNDAI AUTO RECEIVABLES TRUST 2023-A 4.58% 04/15/2027	171,000	**	170,398
	HYUNDAI AUTO RECEIVABLES TRUST 2023-B 5.48% 04/17/2028	84,000	**	85,643
	HYUNDAI AUTO RECEIVABLES TRUST 2023-C 5.54% 10/16/2028	249,000	**	254,857
	MERCEDES-BENZ AUTO RECEIVABLES TR 2023-2 5.95% 11/15/2028	193,000	**	199,023
	NISSAN AUTO RECEIVABLES 2023-B OWNER TR 5.93% 03/15/2028	230,000	**	236,236
	PORSCHE FINL AUTO SECURITIZATION TR 2023 5.79% 01/22/2029 144A	183,000	**	187,246
	TOYOTA AUTO RECEIVABLES 2023-D OWNER TR 5.54% 08/15/2028	247,000	**	252,507
	TOYOTA LEASE OWNER TRUST 2023-B 5.66% 11/20/2026 144A	409,000	**	415,739
	USAA AUTO OWNER TRUST 2023-A 5.58% 05/15/2028 144A	458,000	**	464,804
	VERIZON MASTER TRUST 2021-1 A 0.5% 05/20/2027	561,000	**	549,974
	VERIZON MASTER TRUST 2021-1 A 0.99% 04/20/2028	860,000	**	830,943
	VERIZON MASTER TRUST 3.72% 07/20/2027	319,000	**	319,051
	VERIZON MASTER TRUST 4.89% 04/13/2028	423,000	**	422,289
	VERIZON MASTER TRUST 5.61% 09/08/2028	400,000	**	402,076
	VOLKSWAGEN AUTO LEASE TRUST 2023-A 5.81% 10/20/2026	539,000	**	546,657
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-1 5.02% 06/20/2028	231,000	**	232,645
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-2 5.48% 12/20/2028	286,000	**	292,466
	WORLD OMNI AUTO RECEIVABLES TR 2023-D 5.79% 02/15/2029	276,000	**	284,023
	WORLD OMNI AUTO RECEIVABLES TRUST 2023-C 5.15% 11/15/2028	49,000	**	49,519

	Total Asset Backed Securities		—	$22,768,588

	Corporate Bonds:
	7 ELEVEN INC 0.95% 02/10/2026 144A	229,000	**	$212,500
	7 ELEVEN INC 1.3% 02/10/2028 144A	286,000	**	251,669
*	BANK NEW YORK MELLON CORP 4.414%/VAR 07/24/2026	510,000	**	514,428
	BANK OF AMERICA CORPORATION 3.559/VAR 04/23/2027	510,000	**	494,320
	BANK OF AMERICA CORPORATION 4.948/VAR 07/22/2028	500,000	**	510,753
	BANK OF AMERICA CORPORATION SOFR+0 02/04/2028	700,000	**	655,713
	BANK OF MONTREAL QUE 0.949%/VAR 01/22/2027	510,000	**	472,319
	BANK OF MONTREAL QUE 1.85% 05/01/2025	800,000	**	769,471
	BANQUE FED CRED MUTUEL PARIS 1.604% 10/04/2026 144A	510,000	**	468,064
	BANQUE FED CRED MUTUEL PARIS 4.524% 07/13/2025 144A	526,000	**	532,124
	CANADIAN IMPERIAL BK OF COMM 3.45% 04/07/2027	800,000	**	774,513
	CANADIAN IMPERIAL BK OF COMM 3.945% 08/04/2025	569,000	**	569,084
	EQUINOR ASA 1.75% 01/22/2026	120,000	**	114,393
	GUARDIAN LIFE GLOBAL FUNDING 1.1% 06/23/2025 144A	600,000	**	566,329
	GUARDIAN LIFE GLOBAL FUNDING 1.4% 07/06/2027 144A	800,000	**	719,595
*	JPMORGAN CHASE & CO 0.824/VAR 06/01/2025	587,000	**	574,841
*	JPMORGAN CHASE & CO 1.045%/VAR 11/19/2026	660,000	**	611,996
*	JPMORGAN CHASE & CO 1.578%/VAR 04/22/2027	510,000	**	472,201
*	JPMORGAN CHASE & CO 2.083/VAR 04/22/2026	800,000	**	769,512
*	JPMORGAN CHASE & CO 2.947%/VAR 02/24/2028	604,000	**	574,557
*	JPMORGAN CHASE & CO 4.851%/VAR 07/25/2028	500,000	**	510,691
*	JPMORGAN CHASE & CO SOFR 1.47%/VAR 09/22/2027	730,000	**	664,366
	MASSMUTUAL GLOBAL FDG II 4.5% 04/10/2026 144A	600,000	**	604,297
	METROPOLITAN LIFE GLBL FDG I 3.45% 12/18/2026 144A	510,000	**	491,515
	METROPOLITAN LIFE GLBL FDG I 4.05% 08/25/2025 144A	800,000	**	799,758
	MORGAN STANLEY BK NA SALT LAKE 4.754% 04/21/2026	334,000	**	336,862
	MORGAN STANLEY BK NA SALT LAKE 5.882% 10/30/2026	400,000	**	415,212
	NEW YORK LIFE GLOBAL FDG 0.85% 01/15/2026 144A	1,300,000	**	1,206,200
	NEW YORK LIFE GLOBAL FDG 5.45% 09/18/2026 144A	700,000	**	726,229
	NORTHWESTERN MUTUAL GLOBAL FUNDING 0.8% 01/14/2026 144A	1,200,000	**	1,113,934
	PACIFIC LIFE GF II 1.375% 04/14/2026 144A	510,000	**	472,571
	PRICOA GLOBAL FDG I 2.4% 09/23/2024 144A	651,000	**	640,834
	PROTECTIVE LIFE GLOBAL FUNDING 1.618% 04/15/2026 144A	510,000	**	472,212
	PROTECTIVE LIFE GLOBAL FUNDING 3.218% 03/28/2025 144A	154,000	**	151,474
	RGA GLOBAL FUNDING 2% 11/30/2026 144A	781,000	**	715,546
	ROYAL BANK OF CANADA 1.15% 06/10/2025	610,000	**	578,490
	ROYAL BANK OF CANADA 1.4% 11/02/2026	510,000	**	467,825
	STATE STREET CORP 2.203%/VAR 02/07/2028	510,000	**	478,209
	TORONTO DOMINION BANK 1.25% 09/10/2026	510,000	**	467,902

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	UBS AG LON BRANCH 1.25% 06/01/2026	510,000	**	469,037
	UBS AG LON BRANCH 1.375% 01/13/2025 144A	501,000	**	484,592
	WELLS FARGO BK NATL ASSN 5.254% 12/11/2026	400,000	**	406,057

	Total Corporate Bonds		—	$23,302,195

	Synthetic guaranteed investment contract and wrapper contracts:
	ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE GUARANTEED INVESTMENT CONTRACT		**	$11,635,958

	Total synthetic guaranteed investment contract and wrapper contracts		—	$11,635,958

*	Participant loans	3.25% - 8.50% Majority maturing 2024 - 2028	**	$70,903,605

	Total investments at year end		$424,733,838	$5,026,337,632

*	Party-in-interest
**	Historical cost is disclosed only for nonparticipant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2024		NextEra Energy, Inc. Employee Retirement Savings Plan
(Name of Plan)

	By:	/s/ Nicole J. Daggs
Nicole J. Daggs Chairperson of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe LLP